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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                  ------------

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                              THERATX, INCORPORATED
                            (Name of Subject Company)

                              THERATX, INCORPORATED
                      (Name of Person(s) Filing Statement)

  Common Stock, Par Value $.001 Per Share (and Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                             _______883384109______
                      (CUSIP Number of Class of Securities)

                                 JOHN A. BARDIS
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                              THERATX, INCORPORATED
                        1105 Sanctuary Parkway, Suite 100
                              Alpharetta, GA 30201
                                 (770) 569-1840
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
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         TheraTx,  Incorporated, a Delaware corporation (the "Company"),  hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on February 14, 1997, with respect to the tender offer of Vencor, Inc., a
Delaware  corporation   ("Vencor")  and  its  wholly  owned  subsidiary,   Peach
Acquisition Corp., a Delaware corporation, to purchase all of the outstanding shares of Common Stock, $.001 par value (the "Shares") of the Company (and the associated Preferred Share Purchase Rights).

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-9.

Item 3. Identity and Background.

         (b)      (ii)  The Merger Agreement

         Treatment of Options. The Company and Vencor have agreed, pursuant to a letter agreement, dated February 21, 1997, between the Company and Vencor (the "Letter Agreement"), to extend the date by which Vencor must elect to cash out the Options to March 3, 1997. The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement which has been filed as Exhibit 8 to this Statement and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

         (b)      Background

         On February 21, 1997, the Company and Vencor entered into the Letter Agreement relating to extending the time during which the Purchaser may provide to the Company, pursuant to the Merger Agreement, the notice of cash out with respect to the Options. The Letter Agreement is more full described above in
Item 3, which description is qualified in its entirety by the text of the Letter Agreement which has been filed as Exhibit 8 to this Statement and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

         Exhibit 8 Letter Agreement, dated February 21, 1997, between Vencor, Inc. and TheraTx, Incorporated.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                                THERATX, INCORPORATED



Dated: February 24, 1997                            /s/ Donald R. Myll
                                                -------------------------
                                                Name:  Donald R. Myll
                                                Title: Senior Vice President and
                                                       Chief Financial Officer